SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PRIVATE MEDIA GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74266R104
(CUSIP Number)

Ilan Bunimovitz
515 Arkansas Street

San Francisco, California 94107
(415) 385-4962

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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Cusip 74266R104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ilan Bunimovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,262,061
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,262,061
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,262,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN (See Item 4)

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Cusip 74266R104

This Amendment No. 5 to Schedule 13D is filed by and on behalf of Mr. Bunimovitz to amend the Schedule 13D related to the common stock of the issuer filed with the Commission on July 28, 2010, as amended by the Amendment No. 1 to Schedule 13D filed with the Commission on August 12, 2010 and as further amended by the Amendment No. 2 to Schedule 13D filed with the Commission on September 2, 2010, the Amendment No. 3 to Schedule 13D filed with the Commission on October 22, 2010 and the Amendment No. 4 to Schedule 13D filed with the Commission on June 8, 2012 (the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

(a), (b) Mr. Bunimovitz is the beneficial owner of 2,262,061 shares of Common Stock, representing approximately 8.2% of the outstanding shares of Common Stock. Mr. Bunimovitz conveyed 750,000 shares of Common Stock to his sister as a bona fide gift on January 9, 2013.

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Cusip 74266R104

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 10, 2013

Ilan Bunimovitz